Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2025

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2025	December 31, 2024
CURRENT ASSETS
Cash and cash equivalents	4	9,389,572	7,767,813
Short-term investments	4	484,010	509,030
Trade accounts receivable - net	5	5,878,387	5,176,958
Inventories	6	15,272,440	16,504,911
Tax credits		978,177	1,153,122
Income and social contribution taxes recoverable		681,309	914,395
Dividends receivable		-	125
Fair value of derivatives	14	20,377	16,921
Other current assets		695,945	626,148
		33,400,217	32,669,423

NON-CURRENT ASSETS
Tax credits		1,905,377	1,744,387
Deferred income taxes		2,355,678	2,427,648
Judicial deposits	15	346,131	332,560
Other non-current assets		253,661	358,806
Prepaid pension cost		846	9,716
Fair value of derivatives	14	10,989	35,947
Investments in associates and joint ventures	8	4,045,739	4,222,317
Goodwill	10	11,955,591	13,853,114
Leasing		1,223,840	1,168,694
Other Intangibles		711,946	400,567
Property, plant and equipment, net		31,045,718	29,591,314
		53,855,516	54,145,070

TOTAL ASSETS		87,255,733	86,814,493

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2025	December 31, 2024
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	4,217,262	3,892,296
Trade accounts payable - debtor risk	11	365,951	459,899
Trade accounts payable - imports	11	914,860	1,365,909
Short-term debt	12	3,102,910	697,049
Debentures	13	212,320	37,988
Taxes payable		404,452	411,420
Income and social contribution taxes payable		183,688	346,208
Payroll and related liabilities		919,258	918,612
Leasing payable		381,810	430,727
Employee benefits		523	186
Environmental liabilities		356,155	245,429
Fair value of derivatives	14	23,907	1,747
Other current liabilities		1,270,364	2,043,921
		12,353,460	10,851,391

NON-CURRENT LIABILITIES
Long-term debt	12	10,966,428	9,110,972
Debentures	13	4,362,249	3,790,475
Deferred income taxes		300,793	163,138
Provision for tax, civil and labor liabilities	15	2,334,400	2,328,849
Environmental liabilities		252,968	413,653
Employee benefits		457,212	545,206
Fair value of derivatives	14	473	-
Leasing payable		963,571	849,942
Other non-current liabilities		526,143	587,081
		20,164,237	17,789,316

EQUITY	17
Capital		24,273,225	24,273,225
Capital reserves		11,597	11,597
Treasury stocks		(549,565)	(734,278)
Retained earnings		22,914,156	24,238,217
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		10,794,420	13,064,668
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		54,539,163	57,948,759

NON-CONTROLLING INTERESTS		198,873	225,027

EQUITY		54,738,036	58,173,786

TOTAL LIABILITIES AND EQUITY		87,255,733	86,814,493

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
NET SALES		17,983,143	17,378,032	52,884,229	50,204,112
Cost of sales	20	(15,841,051)	(14,801,417)	(46,765,037)	(43,020,882)
GROSS PROFIT		2,142,092	2,576,615	6,119,192	7,183,230
Selling expenses	20	(196,012)	(194,076)	(595,331)	(563,275)
General and administrative expenses	20	(316,376)	(354,526)	(1,016,839)	(1,016,925)
Other operating income	20	36,748	55,828	138,469	255,730
Other operating expenses	20	(96,497)	(156,280)	(233,427)	(431,260)
Recovery of Eletrobras Compulsory Loan	20	-	-	-	100,860
Results in operations with joint ventures		-	-	-	808,367
(Impairment) Reversal of financial assets	20	50	(5,016)	(6,529)	(29,374)
Impairment of assets		-	-	-	(199,627)
Equity in earnings of unconsolidated companies	8	88,744	198,922	124,457	386,120
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,658,749	2,121,467	4,529,992	6,493,846
Financial income	21	191,628	168,501	486,476	528,460
Financial expenses	21	(536,289)	(359,478)	(1,429,577)	(1,074,408)
Buyback of bonds	12.b	-	-	(39,646)	-
Exchange variations, net	21	150,616	(154,815)	184,931	(853,239)
Gains (Losses) on financial instruments, net	21	(28,740)	22,999	(67,596)	3,369
INCOME BEFORE TAXES		1,435,964	1,798,674	3,664,580	5,098,028
Current	7	(153,729)	(259,991)	(776,922)	(899,534)
Deferred	7	(192,355)	(182,438)	(175,477)	77,604
Income and social contribution taxes		(346,084)	(442,429)	(952,399)	(821,930)

NET INCOME		1,089,880	1,356,245	2,712,181	4,276,098

ATTRIBUTABLE TO:
Owners of the parent		1,079,395	1,347,402	2,685,174	4,250,294
Non-controlling interests		10,485	8,843	27,007	25,804
		1,089,880	1,356,245	2,712,181	4,276,098

Basic earnings per share - preferred - (R$)	18	0.54	0.64	1.33	2.02
Basic earnings per share - common - (R$)	18	0.54	0.64	1.33	2.02

Diluted earnings per share - preferred - (R$)	18	0.54	0.64	1.33	2.01
Diluted earnings per share - common - (R$)	18	0.54	0.64	1.33	2.01

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net income for the period	1,089,880	1,356,245	2,712,181	4,276,098
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	(2,981)	(168,671)	(88,727)	(3,355)
Cumulative translation adjustment	(1,155,463)	(486,827)	(4,831,278)	3,957,028
Recycling of cumulative translation adjustment to net income	-	-	-	(407,560)
Unrealized (Losses) Gains on net investment hedge	113,742	45,955	397,763	(249,910)
Unrealized (Losses) on financial instruments, net of tax	-	2,090	-	(2,309)
	(1,044,702)	(607,453)	(4,522,242)	3,293,894

Total comprehensive income for the period, net of tax	45,178	748,792	(1,810,061)	7,569,992

Total comprehensive income attributable to:
Owners of the parent	36,371	738,022	(1,821,622)	7,524,385
Non-controlling interests	8,807	10,770	11,561	45,607
	45,178	748,792	(1,810,061)	7,569,992

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension plan	Long term incentive plan	Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2024	20,215,343	(150,182)	11,597	2,528,673	2,914,226	20,471,931	-	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863
2024 Changes in Equity
Net income	-	-	-	-	-	-	4,250,294	-	-	-	-	-	-	4,250,294	25,804	4,276,098
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(249,910)	(2,309)	3,526,310	-	-	3,274,091	19,803	3,293,894
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	4,250,294	-	(249,910)	(2,309)	3,526,310	-	-	7,524,385	45,607	7,569,992
Effects of the share byuback program	-	(349,791)	-	-	-	-	-	-	-	-	-	-	-	(349,791)	-	(349,791)
Increase in Capital through capitalization of Retained earnings	4,057,882	-	-	-	-	(4,057,882)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	16,770	16,770	33	16,803
Long term incentive plan exercised during the period	-	61,975	-	-	-	(555)	-	-	-	-	-	-	-	61,420	15	61,435
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,119)	(4,119)
Dividend in excess of the minimum estatutory undistributed in 2023	-	-	-	-	-	(175,233)	-	-	-	-	-	-	-	(175,233)	-	(175,233)
Dividends/interest on equity	-	-	-	-	-	-	(841,511)	-	-	-	-	-	-	(841,511)	(502)	(842,013)
Balance as of September 30, 2024	24,273,225	(437,998)	11,597	2,528,673	2,914,226	16,238,261	3,408,783	(2,904,670)	(9,081,056)	(14,260)	18,030,781	176,612	150,825	55,294,999	220,938	55,515,937

Balance as of December 31, 2024 (Note 17)	24,273,225	(734,278)	11,597	2,756,989	2,914,226	18,567,002	-	(2,904,670)	(9,389,675)	(12,734)	22,055,099	215,370	196,608	57,948,759	225,027	58,173,786
2025 Changes in Equity
Net income	-	-	-	-	-	-	2,685,174	-	-	-	-	-		2,685,174	27,007	2,712,181
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	397,763	-	(4,904,559)	-		(4,506,796)	(15,446)	(4,522,242)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,685,174	-	397,763	-	(4,904,559)	-	-	(1,821,622)	11,561	(1,810,061)
Effects of the share buyback program	-	(985,822)	-	-	-	-	-	-	-	-	-	-	-	(985,822)	-	(985,822)
Cancellation of treasury stocks	-	1,118,437	-	-	-	(1,118,437)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	31,757	31,757	(30)	31,727
Long term incentive plan exercised during the period	-	52,098	-	-	-	(2,352)	-	-	-	-	-	-	-	49,746	10	49,756
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,712)	(7,712)
Dividend in excess of the minimum estatutory undistributed in 2024	-	-	-	-	-	(203,272)	-	-	-	-	-	-	-	(203,272)	-	(203,272)
Dividends/interest on equity	-	-	-	-	-	-	(480,383)	-	-	-	-	-	-	(480,383)	(29,983)	(510,366)
Balance as of September 30, 2025 (Note 17)	24,273,225	(549,565)	11,597	2,756,989	2,914,226	17,242,941	2,204,791	(2,904,670)	(8,991,912)	(12,734)	17,150,540	215,370	228,365	54,539,163	198,873	54,738,036

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2025	September 30, 2024
Cash flows from operating activities
Net income for the period		2,712,181	4,276,098
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	2,747,933	2,293,381
Impairment of assets	23	-	199,627
Equity in earnings of unconsolidated companies	8	(124,457)	(386,120)
Exchange variation, net	21	(184,931)	853,239
Losses (Gains) on derivative financial instruments, net	21	67,596	(3,369)
Post-employment benefits		217,330	200,158
Long-term incentive plans		120,110	114,544
Income tax	7	952,399	821,930
Losses on disposal of property, plant and equipment		14,990	37,890
Results in operations with joint ventures		-	(808,367)
Impairment of financial assets		6,529	29,374
Provision of tax, civil, labor and environmental liabilities, net		1,756	121,092
Tax credits recovery	20	-	(100,860)
Interest income on short-term investments		(119,024)	(205,553)
Interest expense on debt and debentures	21	931,744	577,111
Interest expense on lease liabilities		98,068	103,006
Provision (Reversal) of net realizable value adjustment in inventory, net	6	2,108	(42,824)
		7,444,332	8,080,357
Changes in assets and liabilities
Increase in trade accounts receivable		(1,057,770)	(421,177)
Decrease in inventories		162,314	208,075
Increase (Decrease) in trade accounts payable		147,156	(775,344)
(Decrease) Increase in other receivables		(13,090)	1,707,207
Decrease in other payables		(482,974)	(107,423)
Dividends from associates and joint ventures		26,222	68,501
Purchases of short-term investments		(354,277)	(910,120)
Proceeds from maturities and sales of short-term investments		523,818	2,688,500
Cash provided by operating activities		6,395,731	10,538,576

Interest paid on loans and financing		(622,744)	(486,091)
Interest paid on lease liabilities		(98,068)	(103,006)
Income and social contribution taxes paid		(834,539)	(1,354,889)
Net cash provided by operating activities		4,840,380	8,594,590

Cash flows from investing activities
Purchases of property, plant and equipment	9	(5,211,509)	(3,911,266)
Proceeds from sales of property, plant and equipment, investments and other intangibles		65,719	1,525,745
Additions in other intangibles		(124,092)	(123,634)
Payment for acquisition of company control	3.4	(673,272)	-
Capital increase in joint ventures	8	(91,436)	(101,069)
Net cash used in investing activities		(6,034,590)	(2,610,224)

Cash flows from financing activities
Purchases of treasury stocks		(985,822)	(349,791)
Dividends and interest on capital paid		(711,686)	(1,013,050)
Proceeds from loans and financing		8,902,761	2,097,055
Repayment of loans and financing		(3,190,133)	(1,650,139)
Leasing payment		(352,346)	(328,287)
Intercompany loans, net		-	(24,992)
Net cash provided (used) in financing activities		3,662,774	(1,269,204)

Exchange variation on cash and cash equivalents		(846,805)	353,297

Increase in cash and cash equivalents		1,621,759	5,068,459
Cash and cash equivalents at beginning of period		7,767,813	3,005,645
Cash and cash equivalents at end of period		9,389,572	8,074,104

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo and New York stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on October 30, 2025.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month and nine-month period ended on September 30, 2025 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2024, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

• Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and and joint ventures (note 3.2) and associates (note 3.3) companies located in Brazil.

• North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint ventures (note 3.2) located in Canada and Mexico;

• South America Segment: includes the operations in Argentina, Peru and Uruguay.

With these changes, the information and results of the former Special Steel Segment, which included the special steel operations located in Brazil and the United States, will now be disclosed jointly with the other segments, according to their geographic location, as the Brazil Segment and the North America Segment, respectively.

This new format for disclosing information and results is in line with recent changes in the global steel industry scenario, which have led to an increasing regionalization of markets, business dynamics and local currencies of these operations, improving the presentation of Gerdau's results in Brazil and North America, the main regions in which it operates. The comparative information of the segments presented in this Interim Information has been adjusted to reflect this new composition.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

2.2 – New accounting standards

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2025 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2026 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements. It will replace IAS 1 – Presentation of Financial Statements, introducing new requirements that will help achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Although IFRS 18 does not impact the recognition or measurement of items in financial statements, its impacts on presentation and disclosure are expected to be widespread, in particular those related to the demonstration of financial performance and the provision of performance measures defined by management within the financial statements. This standard is effective for years beginning on/or after January 1, 2027. The Company is evaluating the impacts on its Financial Statements of adopting this standard.

- Issuance of IFRS 19 – Subsidiaries without Public Accountability: Disclosures. Establishes simplified disclosures requirements for consolidated or individual financial statements of entities eligible for the application of this standard. These rules are effective for fiscal years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 9 and IFRS 7 – Amendments to the classification and measurement of financial instruments. It clarifies aspects related to the classification and measurement of financial instruments. This amendment to the standards is effective for years beginning on/or after January 1, 2026. The Company is evaluating the impacts on its Financial Statements of adopting these standards.

- Amendment to IFRS 9 and IFRS 7 – Contracts that refer to electricity dependent on nature. Clarifies aspects related to the application and disclosure of purchase and sale contracts exposed to variations in electricity generation dependent on uncontrollable natural conditions and related financial instruments. This amendment to the standards is effective for fiscal years beginning on or after January 1, 2026. The Company does not expect significant impacts on its Financial Statements.

- Annual improvements to IFRS Accounting Standards. It applies amendments to IFRS 1, addressing first-adoption aspects related to hedge accounting; IFRS 7, covering aspects of gain and loss on the reversal of a financial instrument, credit risk disclosures, and the difference between fair value and transaction price; IFRS 9, addressing aspects related to the reversal of leasing liabilities and transaction price; IFRS 10, addressing the determination of the “de facto agent” and IAS 7, addressing aspects related to the cost method. These amendments are effective for years beginning on/or after January 1, 2026. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 19 - Subsidiaries without Public Accountability: Disclosures. Amends disclosure requirements originally provided for this standard. This amendment to the standards is effective for years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

2.3 - Increased tariffs on exports to the United States

Following the announcement by the United States government of an increase in tariffs on exports of products from Brazil, the Company has been monitoring, carefully, the potential effects that the U.S. tariffs on Brazil could have on the domestic market, such as a ripple effect on the consumption of steel in Brazil.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2025, when compared to those existing on December 31, 2024, except in relation to the acquisition of control of Gerdau Summit Aços Fundidos e Forjados S.A., Rio do Sangue Energia S.A., Comercial Gerdau Aços Planos Ltda. e Paranatinga Energia S.A., described in Note 3.4.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	September 30, 2025	December 31, 2024
Bradley Steel Processors	Canada	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00
Gerdau Summit Aços Fundidos e Forjados S.A. (Note 3.4)	Brazil	-	58.73
Juntos Somos Mais Fidelização S.A.	Brazil	27.47	27.47
Addiante S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66
MRS Logística S.A.	Brazil	1.32	1.32

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V., it does not consolidate the financial statements of this joint venture entity, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business. The Company owns 1.32% of MRS Logística S.A. and due to the existence of a shareholders' agreement, a joint venture business and the existence of significant influence provided for in the accounting standard for the application of the equity method is characterized.

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	September 30, 2025	December 31, 2024
Cash and cash equivalents	5,333,896	4,885,784
Total current assets	8,197,082	8,646,770
Total non-current assets	22,486,320	19,743,779
Short-term debt	1,353,888	947,126
Total current liabilities	4,750,040	5,063,501
Long-term debt	9,494,773	8,952,910
Total non-current liabilities	12,060,125	11,436,979

	Joint ventures
	For the three-month period ended		For the nine-month period ended
Joint ventures	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net sales	3,395,984	3,741,778	9,586,715	10,742,229
Cost of sales	(2,108,826)	(2,577,451)	(6,238,283)	(7,262,929)
Income before financial income (expenses) and taxes	1,017,609	888,522	2,597,889	2,680,872
Financial income	460,277	273,144	1,055,379	855,907
Financial expenses	(629,850)	(409,873)	(1,663,804)	(1,343,457)
Income and social contribution taxes	(264,544)	(200,334)	(552,654)	(677,342)
Net income	583,054	521,097	1,436,167	1,492,251
Depreciation and amortization	(383,806)	(332,398)	(1,089,445)	(961,634)
Total comprehensive income for the year, net of tax	583,054	521,097	1,436,167	1,492,251

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	September 30, 2025	December 31, 2024
Dona Francisca Energética S.A.	Brazil	53.94	53.94
Newave Energia S.A.	Brazil	40.00	40.00

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

The Company does not consolidate the Financial Statements of Dona Francisca Energética S.A. despite holding more than 50% of the total capital of this affiliate, due to protection rights granted to other shareholders that prevent the Company from fully implementing decisions regarding the conduct of the affiliate’s business.

The summarized financial information of the associate companies, accounted for under the equity method, is shown as follows:

	Associate companies
Associate companies	September 30, 2025	December 31, 2024
Cash and cash equivalents	35,807	89,078
Total current assets	202,301	173,927
Total non-current assets	1,248,118	1,064,426
Total current liabilities	168,569	54,664
Total non-current liabilities	84,530	53,305

	Associate companies
	For the three-month period ended		For the nine-month period ended
Associate companies	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net sales	239,368	61,899	520,133	92,593
Cost of sales	(203,808)	(36,215)	(516,164)	(53,331)
Income before financial income (expenses) and taxes	27,529	13,747	(24,035)	10,285
Financial income	6,105	1,425	9,896	7,097
Financial expenses	(29,520)	(587)	(75,152)	(2,119)
Income and social contribution taxes	(6,249)	(5,789)	21,426	(5,828)
Net income	(2,134)	8,796	(67,865)	9,437
Depreciation and amortization	(13,694)	(2,963)	(41,526)	(8,404)
Total comprehensive income for the year, net of tax	(2,134)	8,796	(67,865)	9,437

3.4 — Acquisition of company control

a) Gerdau Summit Aços Fundidos e Forjados S.A. (Gerdau Summit)

On February 10, 2025, the Company, after fulfilling all the conditions precedent, including approval by the antitrust authorities, concluded the transaction with Sumitomo Corporation and The Japan Steel Works Ltd., for the acquisition of 39.53% and 1.74%, respectively, of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”). With the closing of the transaction, the Company owns 100% of the Gerdau Summit’s capital. The acquisition price, paid in cash with own resources, was approximately US$ 32.6 million (equivalent to R$ 188.6 million on the date of completion of the transaction), and as a result of the acquisition, the Company obtained a gain from a bargain purchase of R$ 37.7 million, due to the acquisition price being lower than the fair value of Gerdau Summit, with the gain being recognized in the income statement of the period. Gerdau Summit is located in Pindamonhangaba, in the state of São Paulo, and produces cast and forged steel, especially for the production of cylinders and axles in the steel, aluminum, sugar and ethanol and energy sectors. The transaction is in line with the Company’s strategy of generating greater synergy between its businesses and offering higher value- added products and services to its customers. Gerdau Summit, until then a joint venture, with this transaction becomes a subsidiary of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On May 30, 2025, at the Extraordinary General Meeting, it was decided to incorporate Gerdau Summit into Gerdau S.A., without a capital increase and without the issuance of new shares by the Company, with effect from May 31, 2025.

The Company assessed the fair value of Gerdau Summit's assets and liabilities and the following table summarizes the fair value of assets and liabilities on the date of acquisition of control of the company:

	Book Value	Acquisition's adjustments	Fair Value
Cash and cash equivalents	49,311	-	49,311
Short-term investments	2,079	-	2,079
Trade accounts receivable - net	108,989	-	108,989
Inventories	195,266	-	195,266
Other current assets	34,317	-	34,317
Property, plant and equipment, net	323,038	30,743	353,781
Other non-current assets	72,910	-	72,910
Current liabilities	(275,028)	-	(275,028)
Non-current liabilities	(36,943)	-	(36,943)
Assets (Liabilities)	473,939	30,743	504,682
Negative Goodwill	-	(37,706)	(37,706)
Deferred income taxes	-	12,820	12,820
Assets (Liabilities), net	473,939	5,857	479,796

b) Rio do Sangue Energia S.A.

On March 21, 2025, the Company completed the acquisition, from Atiaia Energia S.A., of all the shares of Rio do Sangue Energia S.A., owner of the Small Hydroelectric Power Plant (“PCH”) called Garganta da Jararaca, for R$ 244.5 million. The acquisition price was paid in cash on the closing date with its own available resources. The PCH is located in the state of Mato Grosso and will supply renewable energy to Gerdau's steel production units in Brazil, on a self-generation basis. The acquisition of these assets is in line with the Company's strategy of increasing the cost competitiveness of its business by increasing the self-production of clean energy.

The Company assessed the fair value of the assets and liabilities of Rio do Sangue Energia S.A. and the following table summarizes the fair value of the assets and liabilities on the date of acquisition of control of the company:

	Book Value	Acquisition's adjustments	Fair Value
Current Assets	1,205	-	1,205
Property, plant and equipment, net	32,112	-	32,112
Other intangibles	1,949	210,209	212,158
Other non-current assets	400	-	400
Current liabilities	(1,244)	-	(1,244)
Non-current liabilities	(83)	-	(83)
Assets (Liabilities), net	34,339	210,209	244,548

Purchase price			244,548

The amount of R$ 210,209 allocated as other intangible assets in the table above refers to the capital gain from the authorization to operate. The amounts recognized as revenue and net income in the period, attributable to Rio do Sangue Energia S.A., included in the Company's Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenue and net income that would have been generated by Rio do Sangue Energia S.A. for the nine-month period ended September 30, 2025, if control had been obtained at the beginning of the year, would also not be significant.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

c) Comercial Gerdau Aços Planos Ltda.

On April 11, 2025, the Company acquired 100% of the capital of Kloeckner Metals Brasil Ltda. from Klöeckner & Co.SE, for approximately R$ 42.9 million. As a result of the acquisition, the Company realized a gain on a bargain purchase of R$ 3.6 million, since the acquisition price was lower than the fair value of the acquired company, and the gain was recognized in the income statement for the period. The acquisition price was paid in cash with available equity. Following the acquisition, the Company changed the name of its new subsidiary to Comercial Gerdau Aços Planos Ltda.. The acquired company's business purpose is the sale of steel products and metal cutting and bending, among other activities. The amounts recognized as revenue and net income for the year, attributable to Comercial Gerdau Aços Planos Ltda., included in the Company's Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenues and net profit that would have been generated by Comercial Gerdau Aços Planos Ltda. for the nine-month period ended September 30, 2025, if control had been obtained at the beginning of the year, would also not have been significant.

d) Paranatinga Energia S.A.

On April 28, 2025, the Company, together with Atiaia Energia S.A., completed the acquisition of all the shares of Paranatinga Energia S.A., owner of the Small Hydroelectric Power Plant (PCH) called Paranatinga II, for approximately R$197.2 million, net of consolidated cash of R$ 32.8 million. The acquisition price was paid in cash with its own available resources. This SHP is located in the state of Mato Grosso and will supply renewable energy to Gerdau's steel production units in Brazil, on a self-production basis. The acquisition of this asset is in line with Gerdau's strategy of increasing the cost competitiveness of its business by increasing the self-production of clean energy.

The Company assessed the fair value of the assets and liabilities of Paranatinga Energia S.A. and the following table summarizes the fair value of the assets and liabilities on the date of acquisition of control of the company:

	Book Value	Acquisition's adjustments	Fair Value
Cash and cash equivalents	32,805	-	32,805
Other current assets	3,318	-	3,318
Property, plant and equipment, net	59,818	-	59,818
Other intangibles	7,322	129,069	136,391
Other non-current assets	159	-	159
Current liabilities	(2,318)	-	(2,318)
Non-current liabilities	(203)	-	(203)
Assets (Liabilities), net	100,901	129,069	229,970

Purchase price			229,970

The amount of R$ 129,069 allocated as other intangible assets in the table above refers to the capital gain from the authorization to operate. The amounts recognized as revenue and net income in the period, attributable to Paranatinga Energia S.A., included in the Company's Consolidated Financial Statements since the acquisition date, are not material. Additionally, the revenue and net income that would have been generated by Paranatinga Energia S.A. for the nine-month period ended September 30, 2025, if control had been obtained at the beginning of the year, would also not be significant.

NOTE 4 – CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2025	December 31, 2024
Cash	13,162	16,245
Banks and immediately available investments	9,376,410	7,751,568
Cash and cash equivalents	9,389,572	7,767,813

Immediately available investments include investments with maturity of up to 90 days or readily redeemable, that means, those that have immediate liquidity and low risk of fair value variation.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Short-term investments

	September 30, 2025	December 31, 2024
Short-term investments	484,010	509,030

Short-term investments include securities held for immediate trading or available for future sale and substantially include amounts in investment funds, whose portfolio is composed of Bank Deposit Certificates, government bonds, financial bills and debentures, among others, which are used to manage the cash from the Company’s operating activities and recorded at fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	September 30, 2025	December 31, 2024
Trade accounts receivable - in Brazil	2,517,210	2,261,456
Trade accounts receivable - exports from Brazil	782,408	792,385
Trade accounts receivable - foreign subsidiaries	2,662,976	2,237,636
(-) Impairment of financial assets	(84,207)	(114,519)
	5,878,387	5,176,958

Accounts receivable by aging are as follows:

	September 30, 2025	December 31, 2024
Current	5,443,435	4,662,821
Past-due:
Up to 30 days	381,130	444,927
From 31 to 60 days	39,731	52,058
From 61 to 90 days	26,565	24,820
From 91 to 180 days	38,691	45,108
From 181 to 360 days	2,134	14,660
Above 360 days	30,908	47,083
(-) Impairment on financial assets	(84,207)	(114,519)
	5,878,387	5,176,958

NOTE 6 - INVENTORIES

	September 30, 2025	December 31, 2024
Finished products	7,026,810	7,413,773
Work in progress	3,766,724	3,795,605
Raw materials	3,139,702	3,277,924
Storeroom supplies	1,114,346	1,350,468
Imports in transit	255,508	696,699
(-) Allowance for adjustments to net realizable value	(30,650)	(29,558)
	15,272,440	16,504,911

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2024	(58,172)
Provision for the year	(34,356)
Reversal of adjustments to net realizable value	67,493
Exchange rate variation	(4,523)
Balance as of December 31, 2024	(29,558)
Provision for the year	(29,900)
Reversal of adjustments to net realizable value	27,792
Acquisition of company control (Note 3.4)	(746)
Exchange rate variation	1,762
Balance as of September 30, 2025	(30,650)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2025 and 2024. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2025	September 30, 2024
Income before income taxes	1,435,964	1,798,674
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(488,228)	(611,550)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	131,601	46,928
- Equity in earnings of unconsolidated companies	30,173	67,634
- Interest on equity	-	(1,822)
- Interests on tax lawsuits	11,169	9,608
- Tax credits and incentives	3,426	12,935
- Deferred tax assets not recognized	(1,156)	4,939
- Other permanent differences, net	(33,069)	28,899
Income and social contribution taxes	(346,084)	(442,429)
Current	(153,729)	(259,991)
Deferred	(192,355)	(182,438)

	For the nine-month period ended
	September 30, 2025	September 30, 2024
Income before income taxes	3,664,580	5,098,028
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,245,957)	(1,733,330)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	255,262	680,646
- Equity in earnings of unconsolidated companies	42,315	131,281
- Interest on equity	65	(1,719)
- Interests on tax lawsuits	31,736	30,619
- Tax credits and incentives	7,770	12,991
- Deferred tax assets not recognized	(14,371)	30,511
- Other permanent differences, net	(29,219)	27,071
Income and social contribution taxes	(952,399)	(821,930)
Current	(776,922)	(899,534)
Deferred	(175,477)	77,604

b) Tax assets not recognized:

The Company did not recognize a portion of tax assets regarding tax losses and negative social contribution from some operations in Brazil in the amount of R$ 356,879 (R$ 300,763 on December 31, 2024), which do not have an expiration date. The subsidiaries abroad had R$ 746,997 (R$ 849,200 as of December 31, 2024) of tax credits on capital losses for which deferred tax assets have not been recognized and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 253,336 (R$ 326,966 as of December 31, 2024), which expire at various dates between 2031 and 2038.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in Brazil	Total
Balance as of January 01, 2024	2,766,406	1,092,043	3,858,449
Equity in earnings	332,262	132,205	464,467
Cumulative Translation Adjustment	130,116	830	130,946
Capital increase	-	184,947	184,947
Additional share purchse	-	7,000	7,000
Dividends/Interest on equity	(380,130)	(34,523)	(414,653)
Other transactions	-	(8,839)	(8,839)
Balance as of December 31, 2024	2,848,654	1,373,663	4,222,317
Equity in earnings	134,087	(9,630)	124,457
Cumulative Translation Adjustment	(88,728)	-	(88,728)
Capital increase	-	91,436	91,436
Disposal in acquisition of company control	-	(277,521)	(277,521)
Dividends/Interest on equity	(20,289)	(5,933)	(26,222)
Balance as of September 30, 2025	2,873,724	1,172,015	4,045,739

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on September 30, 2025, acquisitions amounted to R$ 1,670,807 (R$ 1,509,478 as of September 30, 2024), and disposals amounted to R$ 25,665 (R$ 20,383 as of September 30, 2024). During the nine-month period ended on September 30, 2025, acquisitions amounted to R$ 4,647,841 (R$ 3,787,574 as of September 30, 2024), and disposals amounted to R$ 56,537 (R$ 46,696 as of September 30, 2024).

The additions to property, plant and equipment in the nine-month period ended on September 30, 2025 include a non-cash effect amounted to R$ 563,668 (R$ 123,692 as of September 30, 2024).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on September 30, 2025 amounted to R$ 61,558 (R$ 28,729 as of September 30, 2024). Borrowing costs capitalized during the nine-month period ended on September 30, 2025 amounted to R$ 150,664 (R$ 93,876 as of September 30, 2024).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on September 30, 2025 and December 31, 2024.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2024	20,367,808	(9,542,660)	10,825,148
(+) Acquisition of company	116,396	-	116,396
(+/-) Foreign exchange effect	5,348,256	(2,436,686)	2,911,570
Balance as of December 31, 2024	25,832,460	(11,979,346)	13,853,114
(+/-) Foreign exchange effect	(3,385,256)	1,487,733	(1,897,523)
Balance as of September 30, 2025	22,447,204	(10,491,613)	11,955,591

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The amounts of goodwill by segment are as follows:

	September 30, 2025	December 31, 2024
Brazil	373,135	373,135
North America	11,582,456	13,479,979
	11,955,591	13,853,114

NOTE 11 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	September 30, 2025	December 31, 2024
Trade accounts payable - domestic market	4,217,262	3,892,296
Trade accounts payable - debtor risk	365,951	459,899
Trade accounts payable - imports	914,860	1,365,909
	5,498,073	5,718,104

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers’ receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company’s securities, at the supplier’s discretion, does not change the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier. Therefore, the payment term for suppliers at risk drawn varies between 7 and 132 days, with the same payment term for suppliers who do not choose to advance their receivables through the operation called “Trade Accounts Payable – Debtor Risk”.

	September 30, 2025	December 31, 2024	January 01, 2024
Trade accounts payable - debtor risk	365,951	459,899	584,320

Amounts received by suppliers from financial institutions that are part of the financing agreement - debt risk, in relation to the outstanding balance mentioned above	356,370	451,420	571,784

The amounts of liabilities under the supplier financing arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On September 30, 2025 and December 31, 2024, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	September 30, 2025	December 31, 2024
Ten/Thirty Years Bonds	10,043,487	8,994,067
Other financing	4,025,851	813,954
Total financing	14,069,338	9,808,021
Current	3,102,910	697,049
Non-current	10,966,428	9,110,972

Principal amount of the financing	13,696,433	9,661,769
Interest amount of the financing	372,905	146,252
Total financing	14,069,338	9,808,021

As of September 30, 2025, the nominal weighted average cost of debts denominated in US dollars is 5.60% p.a. (5.52% p.a. on December 31, 2024), for debts denominated in Real is CDI (-) 0.28% p.a. (CDI + 0.82 p.a. on December 31, 2024) and for other currencies 3.87% p.a. (3.88% p.a. on December 31, 2024).

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	September 30, 2025	December 31, 2024
Brazilian Real (R$)	3,382,443	456,448
U.S. Dollar (US$)	10,035,147	9,169,319
Other currencies	651,748	182,254
	14,069,338	9,808,021

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2025	December 31, 2024
2026 (*)	676,699	167,154
2027	1,703,558	2,531,696
2028	11,740	11,075
2029	7,965	8,420
2030 on	8,566,466	6,392,627
	10,966,428	9,110,972

(*) On September 30, 2025, the amounts represents dates from October 1, 2026 to December 31, 2026.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,654 million as of September 30, 2025) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of September 30, 2025, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Debt collection

In February 2025, the subsidiary Gerdau Açominas S.A. raised debt in the amount of R$ 1,165 million from a first-class financial institution, with maturity in December of the same year.

In March 2025, the Company entered into an addendum to the financing agreement with the Superintendence for the Development of the Central-West Region (SUDECO), brokered by a first-class financial institution, with the total approved amount of R$ 300 million, with maturity in July 2044.

In April 2025, the subsidiary Gerdau Açominas S.A. raised debt backed by export contracts for approximately R$ 303 million from a first-class financial institution, with a maturity date of December 2025.

In April 2025, the subsidiary Gerdau Aços Longos raised debt backed by agricultural activities for R$ 750 million from a first-class financial institution, with a maturity date of October 2027. Furthermore, in May 2025, the Company restructured a R$ 428 million debt, due in 2025, from USD to EUR. This last transaction was accompanied by the contracting of a derivative financial instrument with a protective nature, the purpose of which is to index the cost of the debt to the CDI rate.

In June 2025, the subsidiary Gerdau Trade Inc. raised a bond maturing in June 2035 in the amount of US$ 650 million (equivalent to R$ 3,624 million on the date of the bond issue). Part of the proceeds, in the amount of US$ 238 million (equivalent to R$ 1,327 million on the date of the repurchase), were allocated to the repurchase of part of the Company's bonds whose original maturity was in October 2027. The financial expense incurred in this repurchase, in the amount of R$ 39,646, was recorded in the “Buyback of bonds” line in the Income Statement.

In August 2025, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. raised short-term debt from first-class financial institutions totaling R$450 million with a maturity date of six months. This borrowing was made in conjunction with a protective derivative financial instrument, the purpose of which is to represent, in both transactions, a cost indexed to the CDI rate.

c) Assumption of Obligations by Incorporation

In June 2025, Gerdau S.A. incorporated its subsidiary Gerdau Summit Aços Fundidos e Forjados S.A., fully assuming its assets and liabilities. Among the obligations assumed, a debt of R$ 60 million maturing in January 2026.

NOTE 13 – DEBENTURES

		Quantity as of September 30, 2025
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2025	December 31, 2024
14th	Aug 26, 2014	20,000	20,000	Aug 30, 2034	-	-
16th	April 25, 2019	800,000	-	-	-	812,957
17th	May 29, 2024	1,500,000	-	May 29, 2029	1,572,752	1,510,163
18th	December 10, 2024	1,500,000	-	December 10, 2028	1,564,890	1,505,343
19th	June 05, 2025	1,375,000	-	June 04, 2032	1,436,927	-
Total Consolidated					4,574,569	3,828,463

Current					212,320	37,988
Non-current					4,362,249	3,790,475

Maturities of long-term amounts are as follows:

	September 30, 2025	December 31, 2024
2026	-	799,538
2028	1,495,778	1,495,447
2029	1,496,024	1,495,490
2030 on	1,370,447	-
	4,362,249	3,790,475

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The debentures are denominated in Brazilian Reais, nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate. The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial indexes.

As of September 30, 2025, the average interest rate is CDI + 0.67% (CDI + 0.85% as of September 30, 2024).

In June 2025, the Company announced the public offering for its 19th debenture issuance, issuing 1,375 (one million, three hundred and seventy-five thousand) debentures in registered, book-entry form, without issuing warrants or certificates, with a unit face value of R$ 1, totaling R$ 1.375 billion. In the same month, the Company carried out the early settlement of its 16th debenture issuance, in the amount of R$ 800 million.

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, related parties (assets and liabilities), fair value of derivatives (assets and liabilities), other current assets, other non-current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair Value — the Fair Value of the financial instruments is as follows:

	September 30, 2025		December 31, 2024
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	484,010	484,010	509,030	509,030
Trade accounts receivable - net	5,878,387	5,878,387	5,176,958	5,176,958
Fair value of derivatives	31,366	31,366	52,868	52,868
Other current assets	695,945	695,945	626,148	626,148
Other non-current assets	253,661	253,661	358,806	358,806

Liabilities
Trade accounts payable - domestic market	4,217,262	4,217,262	3,892,296	3,892,296
Trade accounts payable - debtor risk	365,951	365,951	459,899	459,899
Trade accounts payable - imports	914,860	914,860	1,365,909	1,365,909
Loans and Financing	14,069,338	14,586,743	9,808,021	9,842,254
Debentures	4,574,569	4,577,687	3,828,463	3,829,910
Fair value of derivatives	24,380	24,380	1,747	1,747
Other current liabilities	1,270,364	1,270,364	2,043,921	2,043,921
Other non-current liabilities	526,143	526,143	587,081	587,081

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above is presented in Note 14.g.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Secured Overnight Financing Rate (SOFR) and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Net Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Net Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity of debt	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change		September 30, 2025	September 30, 2024
Foreign currency sensitivity analysis - Loans and financing	5%		14,096	5,110
Foreign currency sensitivity analysis - Imports/Exports	5%		84,863	30,695
Interest rate sensitivity analysis	10	bps	47,930	35,749
Sensitivity analysis of changes in prices of products sold	1%		179,831	173,780
Sensitivity analysis of changes in raw material and commodity prices	1%		114,105	107,606
Currency forward contracts	5%		2,631	77,541
Commodity derivates	5%		4,535	1,555
Swaps USD x DI	5%		8,344	8,583
Swaps IPCA x DI	5%		37	-
Swaps EUR x DI	5%		20,758	-

Foreign currency sensitivity analysis: As of September 30, 2025, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts (loans and financing), trade accounts receivable - exports from Brazil and trade accounts payable – imports (imports/exports). Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 14,096 (gain of R$ 5,110 as of September 30, 2024). If the Real depreciates against the Dollar, this would represent a loss of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent a gain of R$ 84,863 (gain of R$ 30,695 as of September 30, 2024), if the Real depreciates against the Dollar, this would represent a loss of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 47,930 as of September 30, 2025 (R$ 35,749 as of September 30, 2024) and would impact the financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the period ended on September 30, 2025, totals R$ 179,831 (R$ 173,780 as of September 30, 2024) and the variation in the price of raw materials and other inputs totals R$ 114,105 as of September 30, 2025 (R$ 107,606 as of September 30, 2024). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: On September 30, 2025, the Company has exposure to Dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Brazilian Real represents a loss of R$ 2,631 as of September 30, 2025 (R$ 77,541 as of September 2024) and a 5% decrease in the Dollar against the Brazilian Real represents a gain in the same amount. Forward contracts in Dollar/Brazilian Real were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income.

On September 30, 2025 and September 30, 2024, there were no exposure in currency forward contracts in Argentinian Pesos against the Dollar. The Dollar forward contracts to which the Company is exposed are presented in Note 14.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, nickel and energy) for some of its liabilities. The sensitivity analysis carried out by the Company on September 30, 2025 considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents a loss of R$ 4,535 as of September 30, 2025 (loss of R$ 1,555 as of September 30, 2024), and a 5% decrease in the price of the commodity represents a gain on September 30, 2025 and on September 30, 2024 in the same amount. The mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 14.e.

Sensitivity analysis of USD x DI swaps (operation to exchange the variation of the Dollar for an interest rate in Reais): the Company has USD x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent a gain of R$ 8,344 (gain of R$ 8,583 as of September 30, 2024). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 14.e.

Sensitivity analysis of IPCA x DI swaps (operation to exchange the variation of the IPCA index for an interest rate in Reais): the Company has IPCA x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the variation of the IPCA index for all vertices of the respective operations. This variation would represent a loss of R$ 37 (R$ 0 as of September 30, 2024). These effects would be recognized in the Consolidated Income Statement. The IPCA x DI swaps that the Company is exposed to are presented in Note 14.e.

Sensitivity analysis of EUR x DI swaps (operation to exchange the variation of the Euro for and interest rate in Reais): the Company has EUR x DI swaps to protect some of its loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Euro against Real for all vertices of the respective operations. This variation would represent a gain of R$ 20,758 (R$ 0 as of September 30, 2024). These effects would be recognized in the Consolidated Income Statement. The EUR x DI swaps that the Company is exposed to are presented in Note 14.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2025 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	484,010	484,010
Trade accounts receivable	5,878,387	-	5,878,387
Fair value of derivatives	-	31,366	31,366
Other current assets	682,529	13,416	695,945
Other non-current assets	253,661	-	253,661
Total	6,814,577	528,792	7,343,369
Financial income (expenses) for the three-month period ended on September 30, 2025	88,274	87,900	176,174
Financial income (expenses) for the nine-month period ended on September 30, 2025	2,479	214,557	217,036

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,217,262	4,217,262
Trade accounts payable - debtor risk	-	365,951	365,951
Trade accounts payable - imports	-	914,860	914,860
Loans and financing	-	14,069,338	14,069,338
Debentures	-	4,574,569	4,574,569
Fair value of derivatives	24,380	-	24,380
Other current liabilities	-	1,270,364	1,270,364
Other non-current liabilities	-	526,143	526,143
Total	24,380	25,938,487	25,962,867
Financial income (expenses) for the three-month period ended on September 30, 2025	(31,228)	(367,731)	(398,959)
Financial income (expenses) for the nine-month period ended on September 30, 2025	(73,154)	(1,009,294)	(1,082,448)

December 31, 2024 Assets	Financial asset at amortized cost	Financial asset at fair value through profit or loss	Total
Short-term investments	-	509,030	509,030
Trade accounts receivable	5,176,958	-	5,176,958
Fair value of derivatives	-	52,868	52,868
Other current assets	608,182	17,966	626,148
Other non-current assets	356,414	2,392	358,806
Total	6,141,554	582,256	6,723,810
Financial income (expenses) for the three-month period ended on September 30, 2024	40,880	108,355	149,235
Financial income (expenses) for the nine-month period ended on September 30, 2024	420,779	359,106	779,885

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	3,892,296	3,892,296
Trade accounts payable - debtor risk	-	459,899	459,899
Trade accounts payable - imports	-	1,365,909	1,365,909
Loans and financing	-	9,808,021	9,808,021
Debentures	-	3,828,463	3,828,463
Fair value of derivatives	1,747	-	1,747
Other current liabilities	-	2,043,921	2,043,921
Other non-current liabilities	-	587,081	587,081
Total	1,747	21,985,590	21,987,337
Financial income (expenses) for the three-month period ended on September 30, 2024	(6,523)	(465,505)	(472,028)
Financial income (expenses) for the nine-month period ended on September 30, 2024	(89,750)	(2,085,953)	(2,175,703)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. All derivative instruments in force are monthly reviewed by the Financial Risk Committee, which validates the fair value of such instruments. All gains and losses on derivative instruments are recognized at their fair value in the Company’s consolidated financial statements in the line of Gains (Losses) on financial instruments, net.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed Dollar amount and receives/pays a fixed Real/Argentinian Peso amount. Counterparties are always top - tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top - tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Currency forward contracts
Maturity in 2025	buyed in US$	US$ 10.0 million	-	427	-	-	-

Commodity derivates
Maturity in 2025	buyed in US$	US$ 1.1 million	US$ 4.3 million	112	-	-	1,747

Commodity contracts
Maturity in 2026	-	-	-	19,949	16,921	-	-

Swaps USD x DI
Maturity in 2026	107.9% of CDI	US$ 30.6 million	US$ 30.6 million	10,878	35,947	-	-

Swaps EUR x DI
Maturity in 2025	CDI+1.45%	US$ 67.8 million	-	-	-	23,139	-

Swaps IPCA x DI
Maturity in 2026	CDI-1.10%	R$ 300 million	-	-	-	947	-
Maturity in 2026	CDI-0.90%	R$ 150 million	-	-	-	294	-

Total fair value of financial instruments				31,366	52,868	24,380	1,747

	September 30, 2025	December 31, 2024
Fair value of derivatives
Current assets	20,377	16,921
Other non-current assets	10,989	35,947
	31,366	52,868
Fair value of derivatives
Current liabilities	23,907	1,747
Non-current liabilities	473	-
	24,380	1,747

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	Nine-month period ended
	September 30, 2025	September 30, 2024
Net Income
Gains on financial instruments	5,557	93,119
Losses on financial instruments	(73,153)	(89,750)
	(67,596)	3,369
Other comprehensive income
Loss on financial instruments	-	(2,309)
	-	(2,309)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. Consequently, the effect of exchange rate changes on these debts on the amount of US$ 0.8 billion (equivalent to R$ 4.4 billion on September 30, 2025) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 113,742 for the three-month period ended on September 30, 2025 (gain of R$ 45,955 for the three-month period ended on September 30, 2024) and as an unrealized gain, net of taxes, in the amount R$ 397,763 for the nine-month period ended on September 30, 2025 (loss of R$ 249,910 for nine-month period ended on September 30, 2024).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS Accounting Standards defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market participants on the measurement date. The standard also establishes the classification by price quoted in an active market for an identical asset or liability or when it is based on a valuation technique that uses only observable market data.

As detailed in Note 14.d, on September 30, 2025 and December 31, 2024, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company’s financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data.

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2024	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2024
Related Parties, net	24,992	(24,992)	-	-	-	-
Leasing payable	1,277,602	(328,287)	(103,006)	103,006	346,037	1,295,352
Loans and Financing, Debentures and Fair value of derivatives	10,913,190	446,916	(486,091)	577,111	1,035,687	12,486,813

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

		Cash effects		Non-cash effects
	December 31, 2024	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2025
Related Parties, net	-	-	-	-	-	-
Leasing payable	1,280,669	(352,346)	(98,068)	98,068	(546,040)	382,283
Loans and Financing, Debentures and Fair value of derivatives	13,585,363	5,712,628	(622,744)	931,744	(970,543)	18,636,448

NOTE 15 – TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	September 30, 2025	December 31, 2024
a) Tax provisions	1,959,865	1,925,237
b) Labor provisions	336,312	369,041
c) Civil provisions	38,223	34,571
	2,334,400	2,328,849

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	September 30, 2025	December 31, 2024
Balance at the beginning of the year	2,328,849	2,185,825
(+) Additions	115,007	223,883
(+) Monetary correction	113,841	153,413
(-) Reversal of accrued amounts	(227,092)	(234,698)
(+) Acquisition of company control	3,969	-
(+) Foreign exchange effect on provisions in foreign currency	(174)	426
Balance at the end of period	2,334,400	2,328,849

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

II) Contingent liabilities for which provisions were not recorded as of September 30, 2025

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS Accounting Standards.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 723,022 (R$ 625,877 as of December 31, 2024).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) IPI – Tax on Industrialized Products, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 553,293 (R$ 501,587 as of December 31, 2024; and (ii) social security contributions in the total of R$ 168,778 (R$ 159,220 as of December 31, 2024).

a.3) The Company and its subsidiaries in Brazil are parties to claims related to (i) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 2,250,113 (R$ 2,137,038 as of December 31, 2024); and (iv) other taxes, whose updated total amount is currently R$ 812,800 (R$ 772,337 as of December 31, 2024).

a.4) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements” (PPE) or “Advance Export Receipt” (RAE), in the updated amount of R$ 1,799,933 (R$ 1,708,269 as of December 31, 2024), of which: (i) R$ 933,460 (R$ 880,730 as of December 31, 2024) correspond to five lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, one lawsuit is at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, three lawsuits await the judgment of the declaratory appeals filed against the judgments that, by a casting vote, denied the Voluntary Appeals filed by the Company, and one lawsuit that is in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of the Special Appeal filed by the Company; and (ii) R$ 866,473 (R$ 827,539 as of December 31, 2024) correspond to three lawsuits involving Gerdau S.A., two of which had their discussion concluded in the administrative sphere, with the Company having started preparations for the discussion of the assessments before the Judiciary, and one lawsuit whose Voluntary Appeal filed by the Company was granted in the Administrative Board of Tax Appeals (CARF) to declare the partial nullity of the appealed decision and order the holding of a new trial within the scope of the for analysis of the subsidiary request not considered in the court of origin.

a.5) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 616,214 (R$ 582,795 as of December 31, 2024), of which: (i) R$ 33,709 (R$ 31,818 as of December 31, 2024) corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 284,307 (R$ 269,586 as of December 31, 2024) correspond to a process in which a new trial is awaited for consideration of the ex officio appeal and other issues not considered in the voluntary appeal filed by the Company, as determined by the Superior Chamber of Tax Appeals (CSRF) when partially granting, by casting vote, a Special Appeal filed by the National Treasury Attorney's Office; (iii) R$ 93,133 (R$ 88,229 as of December 31, 2024) correspond to a process in which, pending recent judgment, the Statement of Clarification filed by the company in view of the ruling of the Superior Chamber of Tax Appeals (CSRF), which, by a casting vote, partially granted the Special Appeal filed by the National Treasury Attorney's Office, ordering the return of the case to the court of origin for consideration of the ex officio appeal and other issues not considered in the voluntary appeal; and (iv) R$ 205,065 (R$ 193,162 as of December 31, 2024) corresponds to a process in which the Special Appeal filed by the subsidiary Gerdau S.A. against the judgment of which, by the casting vote, denied the Voluntary Appeal, is pending judgment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.6) The Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Gerdau Group are parties to lawsuits related to Corporate Income Tax - IRPJ and Social Contribution on Net Income - CSLL, in the updated amount of R$ 1,544,833 (R$ 1,486,615 on December 31, 2024). These lawsuits relate to profits generated abroad, of which: (i) R$ 1,207,330 (R$ 1,222,634 on December 31, 2024) correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Gerdau Group. One of the cases is being processed in the first instance, awaiting a ruling on the Objections to the Tax Execution filed by the Company, and another case in which the special appeal filed by the Union is pending analysis against the ruling that had unanimously granted the appeal filed by Gerdau to extinguish the Tax Enforcement and deny the Union's appeal; and (ii) R$ 274,503 (R$ 263,981 on December 31, 2024) correspond to a lawsuit involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which the appeal filed by the Union against the judgment that ruled in favor of the Embargoes on Tax Enforcement filed by the Company is pending judgment.

a.7) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97, as a result of a corporate restructuring carried out in 2004/2005, regarding tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,412,605 (R$ 8,154,991 as of December 31, 2024), of which: (i) R$ 4,903,911 (R$ 4,721,327 as of December 31, 2024) correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the phase of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on August 23, 2024, a single-judge decision was issued by the Superior Court of Justice (STJ), disregarding the Special Appeal filed by the National Treasury against a judgment of the Regional Federal Court of the 4th Region, which had upheld a judgment favorable to the company, with the internal appeal in the special appeal and the extraordinary appeal filed by the National Treasury, distributed to Minister Maria Thereza de Assis Moura, pending judgment; in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor to Gerdau Comercial de Aços S.A.), the Regional Federal Court of the 2nd Region denied the appeals of Gerdau and the National Treasury, as well as the necessary referral, maintaining the judgment in favor of the Embargoes to the Tax Execution of the Company, with the Embargoes for Clarification filed by both parties pending judgment; In the case involving the subsidiary Gerdau Aços Longos S.A., currently being tried at the Regional Federal Court of the 2nd Region, the appeal filed by the National Treasury was denied, maintaining the ruling favorable to the company, and both parties filed Statements of Clarification that are awaiting judgment; and furthermore, the Statements of Clarification filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance; (ii) R$ 401,754 (R$ 384,696 as of December 31, 2024) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which a debt maintained in the administrative sphere is discussed, with the Regional Federal Court of the 2nd Region unanimously denying the appeal filed by the National Treasury against the judgment that upheld the Embargoes on Execution and recognized the non-subsistence of the tax assessment, having also denied the Embargoes for Clarification of both parties, and having issued a vote as being prejudiced in the Internal Appeal of the Union in April/2025; (iii) R$ 377,249 (R$ 360,286 as of December 31, 2024) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which the debt maintained in the administrative sphere is discussed, whose Regional Federal Court of the 2nd Region, unanimously, granted the Company's appeal to reform the judgment that had dismissed the Embargoes on Tax Enforcement and recognized the nullity of the executive titles that supported the Tax Enforcement, with Embargoes for Clarification having been filed by the Union and the Company, which were partially granted, and a Special Appeal by the Company; (iv) R$ 6,534 (R$ 6,257 as of December 31, 2024) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, which is in progress at the first instance awaiting a ruling on the Objections to Tax Enforcement filed by the Company; (v) R$ 0 (R$ 101,719 as of December 31, 2024) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which the assessment maintained in the administrative sphere is discussed, with a decision being issued accepting the request for termination of the Tax Enforcement in view of the granting of the request for review of the registration in active debt, made by the Company, and which resulted in the total extinction of the debts due to the exclusion of fines and, consequently, of the current interest and the legal charge, by force of the provisions of § 9º-A of art. 25 of Decree No. 70.235/72 combined with art. 15 of Law No. 14.689/2023, with the Company filing an appeal, which was granted, ordering the Union to pay the costs of the losing party, which was the subject of a Motion for Clarification pending judgment; (vi) R$ 127,605 (R$ 122,116 as of December 31, 2024) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), the administrative discussion of which has concluded, with Gerdau S.A. having offered an advance judicial guarantee in order to enable the judicial discussion in the context of Embargoes on Tax Enforcement, pending distribution by the Company; (vii) R$ 281,109 (R$ 266,020 as of December 31, 2024) corresponds to a legal proceeding by the subsidiary Gerdau Aços Longos S.A., in which the launch maintained in the administrative sphere is discussed in terms of Embargoes on Tax Enforcement filed by the Company, pending judgment in the first judicial instance; (viii) R$ 173,483 (R$ 164,503 as of December 31, 2024) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), the administrative discussion of which has ended, and which will soon be forwarded for judicial collection and will be discussed in the context of Objections to the Tax Enforcement to be filed in due course by the Company, pending judgement in the first judicial instance; (ix) R$ 760,192 (R$ 719,697 as of December 31, 2024) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which, after the Voluntary Appeal was partially granted and the Special Appeal filed by the National Treasury was rejected, the notification of the decision that rejected the Appeal filed by the National Treasury is awaited; (x) R$ 675,191 (R$ 637,367 as of December 31, 2024) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., pending before the Administrative Council of Tax Appeals (CARF), in which, by a casting vote, the Voluntary Appeal filed by the Company on the merits was denied, with the special appeal filed by the National Treasury being admitted, and the Special Appeal filed by the subsidiary being partially admitted, pending the judgment of the special appeals; (xi) R$ 186,876 (R$ 177,719 as of December 31, 2024) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vi” above, and which is currently in the judicial collection phase, with the appeal filed against the judgment that dismissed the Tax Execution Objections filed by the Company pending judgment; and (xii) R$ 518,701 (R$ 493,284 as of December 31, 2024) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vi” above, and which is currently under judicial discussion, with the Regional Federal Court of the 2nd Region having dismissed the appeals filed by the parties against the judgment granting the opposition to execution, with the Clarification Statements filed by both parties pending judgment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2025

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Civil contingencies

b.1) On December 30, 2024, the Company and its subsidiary Gerdau Aços Longos S.A. entered into a Settlement Agreement with the Brazilian Administrative Council for Economic Defense (“CADE”), without any admission of irregularity or illegality, to settle the dispute surrounding non-pecuniary obligations related to the two annulment actions from 2003 and 2006. Gerdau committed to paying R$ 256,099 to the Diffuse Rights Defense Fund, under Law No. 14,973 of October 17, 2024. The payment was made in cash and with its own available resources. The Company filed a request to waive the two lawsuits, which were approved on January 7, 2025. In the lawsuit filed in 2003, the company continues to monitor the final procedures for approval of the decision.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of R$ 707,277 (R$ 635,034 as of December 31, 2024). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of R$ 1,530,992 (R$ 1,400,460 as of December 31, 2024). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2025	December 31, 2024
Tax	278,443	272,783
Labor	41,865	45,040
Civil	25,823	14,737
	346,131	332,560

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Operations with related parties

During the three-month periods ended on September 30, 2025, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 10,753 (R$ 104,345 as of September 30, 2024) and purchases in the amount of R$ 18,744 as of September 30, 2025 (R$ 48,143 as of September 30, 2024). The net balance totals R$ -7,724 as of September 30, 2025 (R$ 56,483 as of September 30, 2024). During the nine-month periods ended on September 30, 2025, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 115,958 (R$ 299,726 as of September 30, 2024) and purchases in the amount of R$ 69,694 as of September 30, 2025 (R$ 149,613 as of September 30, 2024). The net balance totals R$ 46,264 as of September 30, 2025 (R$ 150,113 as of September 30, 2024).

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

The Company and its subsidiaries have receivables from controlling shareholders, referring to the sale of property, in the amount of R$ 0 (R$ 7,466 as of September 30, 2024). Additionally , the Company and its subsidiaries recorded revenues of R$ 229 in the three-month period ended on September 30, 2025 (R$ 218 for the three-month period ended on September 30, 2024), and R$ 686 in the nine-month period ended on September 30, 2025 (R$ 640 for the nine-month period ended on September 30, 2024), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2025	Balance as of December 31, 2024
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	836	jan/25	-	760
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	10,949	jan/25	-	10,701
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	1,868	jan/25	-	1,825
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	3,096	jan/25	-	3,025
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	4,043	jan/25	-	3,951
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	624	jan/25	-	610
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	3,229	jan/25	-	3,156
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	4,992	jan/25	-	9,576
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	4,873	jan/25	-	4,762
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	14,483	feb/25	-	2,608
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	2,467	feb/25	-	2,396
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	59,644	mar/25	-	44,519
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	35,451	mar/25	-	25,042
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	435,078	dec/25	423,528	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	551	jan/26	563	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	2,492	jan/26	2,694	-
Gerdau Aços Longos S.A	Subsidiaries	Commercial Contract	1,372	jan/26	1,484	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	10,670	jan/26	11,536	-
Gerdau Aços Longos S.A	Subsidiaries	Commercial Contract	2,004	jan/26	2,167	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	312	jan/26	337	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	3,235	jan/26	3,497	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Financing Agreements	7,109	jan/26	7,686	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Financing Agreements	9,432	jan/26	10,198	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Financing Agreements	2,594	jan/26	2,805	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	446	feb/26	483	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	2,052	mar/26	2,219	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Financing Agreements	993	mar/26	1,073	-
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	384,262	sep/26	141,048	380,832
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	207,326	sep/26	84,145	204,477
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Commercial Contract	11,951	jan/27	11,680	11,680
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Financing Agreements	69,156	may/27	390,000	-
Gerdau S.A., Gerdau Açominas and Gerdau Aços Longos S.A	Subsidiaries	Financing Agreements	4,730,775	sep/27	-	-
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	955,375	2,641,096
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	10,000	jun/28	22,304	24,936
GUSAP III LP	Subsidiary	Financing Agreements	2,100,600	jan/30	2,648,663	3,083,765
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiaries	Financing Agreements	75,584	dec/34	81,723	-
UFV Barro Alto V Geração de Energia SPE Ltda.	Subsidiary	Financing Agreements	100,496	mar/35	100,496	-
UFV Barro Alto VI Geração de Energia SPE Ltda.	Subsidiary	Financing Agreements	100,496	mar/35	100,413	-
UFV Barro Alto VII Geração de Energia SPE Ltda.	Subsidiary	Financing Agreements	100,496	mar/35	100,580	-
Gerdau Trade Inc.	Subsidiary	Financing Agreements	3,547,115	jun/35	3,547,090	-
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	271,249	315,807
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	9,361	12,216
GUSAP III LP	Subsidiary	Financing Agreements	1,117,100	apr/44	2,558,475	2,978,763

b)	Price conditions and charges

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

c)	Management compensation

	For the three-month period ended
	September 30, 2025	September 30, 2024
Cost of salaries, variable compensation and benefits	9,591	11,836
Cost of contributions to management's defined contribution pension plans	510	491
Cost of long-term incentive plans	8,039	8,404
	18,140	20,731

Cost of social charges	4,341	4,095

	For the nine-month period ended
	September 30, 2025	September 30, 2024
Cost of salaries, variable compensation and benefits	29,088	31,631
Cost of contributions to management's defined contribution pension plans	1,507	1,461
Cost of long-term incentive plans	23,795	23,512
	54,390	56,604

Cost of social charges	12,870	12,463

d) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 45,585 on September 30, 2025 (R$ 206,344 on December 31, 2024). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 – EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days. Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

Ownership of the shares is presented below:

	Shareholders
	September 30, 2025						December 31, 2024
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	97.9	-	-	702,952,615	34.9	702,952,615	97.6	-	-	702,952,615	33.8
Brazilian institutional investors	493,781	0.1	110,201,943	8.5	110,695,724	5.5	229,736	0.0	147,082,325	10.8	147,312,061	7.1
Foreign institutional investors	988,278	0.1	598,433,826	46.2	599,422,104	29.8	1,279,113	0.2	1,054,367,471	77.6	1,055,646,584	50.8
Other shareholders	13,395,645	1.9	558,475,280	43.1	571,870,925	28.4	14,402,355	2.0	120,979,866	8.9	135,382,221	6.5
Treasury stock	236,200	0.0	28,636,281	2.2	28,872,481	1.4	1,093,011	0.2	36,419,068	2.7	37,512,079	1.8
	718,066,519	100.0	1,295,747,330	100.0	2,013,813,849	100.0	719,956,830	100.0	1,358,848,730	100.0	2,078,805,560	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

The movement in the number of common and preferred shares at the beginning and end of the periods, as well as the reconciliation of outstanding shares, is presented below:

	September 30, 2025		December 31, 2024
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	719,956,830	1,358,848,730	600,526,442	1,156,540,608
Share bonus	-	-	120,105,288	231,308,122
Cancellation of treasury stocks	(1,890,311)	(63,101,400)	(674,900)	(29,000,000)
Balance at the end of the period	718,066,519	1,295,747,330	719,956,830	1,358,848,730
(-) Treasury stocks	(236,200)	(28,636,281)	(1,093,011)	(36,419,068)
(=) Balance Outstanding Shares	717,830,319	1,267,111,049	718,863,819	1,322,429,662

On April 16, 2024, the Extraordinary General Meeting approved an increase in the Company’s capital by R$ 4,057,882 through the capitalization of part of the balance of the Retained Earnings - Investments and Working Capital Reserve account, with the issue of 351,413,410 new shares, of which 120,105,288 are common shares and 231,308,122 are Preferred Shares, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every five shares of the same type, held on April 17, 2024.

On May 30, 2025, at the Extraordinary General Meeting, the amendment to the caput of article 4 of the Bylaws was approved, as a result of the cancellation of shares approved at the Meeting of the Company's Board of Directors held on April 28, 2025, with the Company's share capital now being R$ 24,347,290 (R$ 24,273,225 net of the cost of issuing shares), divided into 718,346,219 common shares and 1,309,848,730 preferred shares, all with no par value.

b) Treasury stocks

Changes in treasury stocks are as follows:

	September 30, 2025				December 31, 2024
	Common shares	R$	Preferred shares	R$	Common shares	R$	Preferred shares	R$
Balance at the beginning of the period	1,093,011	20,214	36,419,068	714,064	-	-	7,544,641	150,182
Share buyback program	1,033,500	15,788	60,428,957	970,034	1,767,911	31,441	61,156,300	1,163,285
Long term incentive plan exercvised during the period	-	-	(5,110,344)	(52,097)	-	-	(4,946,961)	(62,005)
Cancellation of treasury stocks	(1,890,311)	(32,469)	(63,101,400)	(1,085,969)	(674,900)	(11,227)	(29,000,000)	(537,398)
Capital increase with share bonus	-	-	-	-	-	-	1,665,088	-
Balance at the end of the period	236,200	3,533	28,636,281	546,032	1,093,011	20,214	36,419,068	714,064

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company.

On January 20, 2025, the Company ended the share buyback program issued by the Company, disclosed in a material fact on July 31, 2024. During the period, 1,767,911 common shares (GGBR3) were acquired until December 31, 2024, at an average price of R$ 17.78 per share, and 68,000,000 Preferred Shares (GGBR4), of which 61,156,300 shares were acquired until December 31, 2024 and 6,843,700 shares were acquired between January 01, 2025 and January 20, 2025, at an average price of R$ 18.89 per share, corresponding to 100% of the Buyback Program. On the same date, the Company’s Board of Directors approved the cancellation of 1,093,011 common shares (GGBR3) and 25,000,000 Preferred Shares (GGBR4) issued by the Company, with no par value and not reduction in the amount of Capital.

On January 20, 2025, the Board of Directors approved a new share buyback program with the objective of: (i) maximizing long-term value generation for shareholders through efficient management of the capital structure and meeting the long-term incentive programs of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale on the market. The number of shares to be acquired will be up to 63,000,000 Preferred Shares, representing approximately 5% of the outstanding Preferred Shares (GGBR4) and/or preferred-backed ADRs (GGB) and up to 1,500,000 common shares, representing approximately 10% of the outstanding common shares (GGBR3). The acquisition period began on January 22, 2025, with a maximum term of 12 months, that is, until January 22, 2026, inclusive. As of September 30, 2025, the Company had already acquired 1,033,500 common shares and 53,585,257 preferred shares, representing the amount of R$ 864,713. Additionally, between October 1, 2025 and the date of approval of this Interim Information by Management, the Company acquired 47,700 common shares and 2,095,400 preferred shares, representing the amount of R$ 37,388.

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

On April 28, 2025, the Company's Board of Directors approved the cancellation of 517,600 common shares (GGBR3) and 24,000,000 preferred shares (GGBR4) issued by the Company, with no par value and without reducing the value of the share capital.

On July 31, 2025, the Company's Board of Directors approved the cancellation of 279,700 common shares (GGBR3) and 14,101,400 preferred shares (GGBR4) issued by the Company, with no par value and without reducing the value of the share capital.

On October 30, 2025, the Company's Board of Directors approved the cancellation of 283,900 common shares (GGBR3) and 12,650,000 preferred shares (GGBR4) issued by the Company, with no par value and without reducing the value of the share capital.

As a result of the cancellation of shares approved at the Board of Directors' Meeting held on April, 28, 2025, July 31, 2025, and October 30, 2025 the Company's capital is now divided into 717,782,619 common shares and 1,283,097,330 preferred shares, both with no par value. The respective amendment to Article 4 of the Bylaws to reflect the new number of shares must be resolved at a General Meeting to be called in due course.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

g) Dividends - the Company credited dividends to shareholders in the amount presented below:

Period	Nature	R$/share	Outstanding shares* (thousands)	Credit	Payment	2025
1st Quarter	Dividends	0.12	2,009,042	05/08/25	05/19/25	241,085
2nd Quarter	Dividends	0.12	1,994,150	08/11/25	08/18/25	239,298
Proposed dividends						480,383

Credit per share (R$)		0.24

* Outstanding shares on the credit date

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2025			September 30, 2024*
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	389,045	690,350	1,079,395	462,634	884,768	1,347,402

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	717,989,469	1,274,053,011		720,631,730	1,378,179,044

Earnings per share (in R$) – Basic	0.54	0.54		0.64	0.64

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.

	For the nine-month period ended on
	September 30, 2025			September 30, 2024*
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	958,766	1,726,408	2,685,174	1,458,002	2,792,292	4,250,294

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	718,312,199	1,293,433,008		720,631,730	1,380,117,663

Earnings per share (in R$) – Basic	1.33	1.33		2.02	2.02

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.

Diluted

	For the three-month period ended on
	September 30, 2025	September 30, 2024*
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	690,350	884,768
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,600	1,865
	691,950	886,633

Net income allocated to common shareholders	389,045	462,634
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,600)	(1,865)

	387,445	460,769

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	717,989,469	720,631,730
Preferred Shares
Weighted-average number of preferred shares outstanding	1,274,053,011	1,378,179,044
Potential increase in number of preferred shares outstanding due to the long term incentive plan	8,225,286	8,494,153
Total	1,282,278,297	1,386,673,197

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.54	0.64

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

	For the nine-month period ended on
	September 30, 2025	September 30, 2024*
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,726,408	2,792,292
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	4,218	6,763
	1,730,626	2,799,055

Net income allocated to common shareholders	958,766	1,458,002
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(4,218)	(6,763)

	954,548	1,451,239

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	718,312,199	720,631,730
Preferred Shares
Weighted-average number of preferred shares outstanding	1,293,433,008	1,380,117,663
Potential increase in number of preferred shares outstanding due to the long term incentive plan	8,889,644	9,789,463
Total	1,302,322,652	1,389,907,126

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.33	2.01

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

NOTE 19 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2024	14,308,539
Granted	5,739,213
Share Bonus	2,910,064
Cancelled	(2,581,216)
Exercised	(4,093,375)
Balance as of December 31, 2024	16,283,225
Granted	7,986,438
Forfeited	(3,188,570)
Exercised	(3,923,075)
Balance as of September 30, 2025	17,158,018

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 16.51 for the 2025 grant (R$ 23.40 for the 2024 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on September 30, 2025, was R$ 37,878 (R$ 38,956 for the three-month period ended on September 30, 2024), and in the nine-month period ended on September 30, 2025, was R$ 120,110 (R$ 114,544 for the nine-month period ended on September 30, 2024).

The Company has a total of 15,986,281 preferred shares in treasury (after cancellation made on October 30, 2025) and, according to Note 17, these shares may be used for serving this plan.

NOTE 20 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Depreciation and amortization	(937,554)	(796,276)	(2,747,933)	(2,293,381)
Labor expenses	(2,266,581)	(2,151,918)	(6,833,865)	(6,186,965)
Raw material and consumption material	(11,451,961)	(10,752,185)	(33,685,312)	(31,276,214)
Freight	(1,184,955)	(1,101,038)	(3,497,927)	(3,264,322)
Other expenses/income	(572,087)	(654,070)	(1,713,657)	(1,075,504)
	(16,413,138)	(15,455,487)	(48,478,694)	(44,096,386)

Classified as:
Cost of sales	(15,841,051)	(14,801,417)	(46,765,037)	(43,020,882)
Selling expenses	(196,012)	(194,076)	(595,331)	(563,275)
General and administrative expenses	(316,376)	(354,526)	(1,016,839)	(1,016,925)
Other operating income	36,748	55,828	138,469	255,730
Other operating expenses	(96,497)	(156,280)	(233,427)	(431,260)
Recovery of Eletrobras Compulsory Loan	-	-	-	100,860
Results in operations with joint ventures	-	-	-	808,367
(Impairment) Reversal of financial assets	50	(5,016)	(6,529)	(29,374)
Impairment of assets	-	-	-	(199,627)
	(16,413,138)	(15,455,487)	(48,478,694)	(44,096,386)

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

NOTE 21 – FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Income from short-term investments	85,412	78,835	209,000	265,988
Interest income and other financial incomes	106,216	89,666	277,476	262,472
Financial income total	191,628	168,501	486,476	528,460

Interest on debts	(358,369)	(211,610)	(931,744)	(577,111)
Monetary variation and other financial expenses	(177,920)	(147,868)	(497,833)	(497,297)
Financial expenses total	(536,289)	(359,478)	(1,429,577)	(1,074,408)

Hyperinflation adjustments in Argentina	(27,821)	(132,950)	(157,520)	(647,507)
Other exchange variations	178,437	(21,865)	342,451	(205,732)
Exchange variations, net	150,616	(154,815)	184,931	(853,239)

Buyback of bonds (Note 12.b)	-	-	(39,646)	-
Gains and Losses on derivatives, net	(28,740)	22,999	(67,596)	3,369
Financial result, net	(222,785)	(322,793)	(865,412)	(1,395,818)

NOTE 22 – SEGMENT REPORTING

The chief operating decision maker, responsible for making operational decisions, allocating resources, and evaluating performance include the Executive Board and the Board of Directors, which evaluate the performance of their business segments using Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization). The information presented to senior management, including the respective performance of each segment, is derived from records maintained in accordance with accounting practices, with some reallocations between segments.

Starting with the disclosure of the results of 2025, the Company began to disclose the information and results of its business segments as follows:

• Brazil Segment: includes the long, flat and special steel operations and the iron ore operation located in Brazil and and joint ventures (note 3.2) and associates (note 3.3) companies located in Brazil.

• North America Segment: includes the long and specialty steel operations located in Canada and the United States and the joint venture (note 3.2) located in Canada and Mexico;

• South America Segment: includes the operations in Argentina, Peru and Uruguay.

Information by business segment:

	For the three-month periods ended
	Brazil Segment		North America Segment		South America Segment		Eliminations and Adjustments		Consolidated
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net sales	7,696,303	7,899,655	9,184,613	8,260,180	1,376,294	1,452,256	(274,067)	(234,059)	17,983,143	17,378,032
Cost of sales	(7,293,943)	(6,551,491)	(7,642,618)	(7,224,601)	(1,180,402)	(1,250,436)	275,912	225,111	(15,841,051)	(14,801,417)
Gross profit	402,360	1,348,164	1,541,995	1,035,579	195,892	201,820	1,845	(8,948)	2,142,092	2,576,615
Selling, general and administrative expenses	(245,203)	(233,589)	(186,252)	(215,791)	(36,939)	(43,836)	(43,994)	(55,386)	(512,388)	(548,602)
Other operating income (expenses)	(25,556)	(25,050)	(3,198)	14,325	6,717	1,156	(37,712)	(90,883)	(59,749)	(100,452)
Depreciation and amortization	556,271	450,074	312,545	271,906	68,738	71,005	-	3,291	937,554	796,276
Adjusted EBITDA proportional to joint ventures and associate companies*	74,491	50,681	154,858	165,883	-	-	-	-	229,349	216,564
Tax credits/provisions recovery **	-	-	-	-	-	-	-	75,561	-	75,561
Adjusted EBITDA	762,363	1,590,280	1,819,948	1,271,902	234,408	230,145	(79,861)	(76,365)	2,736,858	3,015,962

*Adjusted EBITDA proportional to joint ventures and associate companies

Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	48,384	37,793	113,634	123,937	-	-	-	-	162,018	161,730
Depreciation and amortization proportional to joint ventures and associate companies	26,107	12,888	41,224	41,946	-	-	-	-	67,331	54,834
Adjusted EBITDA proportional to joint ventures and associate companies	74,491	50,681	154,858	165,883	-	-	-	-	229,349	216,564

** Tax credits/provisions recovery: includes other non-recurring items adjusted in EBITDA.

Supplemental information:
Net sales between segments	274,067	234,059	-	-	-	-	-	-	274,067	234,059

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

Information by business segment:

	For the nine-month periods ended
	Brazil Segment		North America Segment		South America Segment		Eliminations and Adjustments		Consolidated
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net sales	22,507,124	22,449,128	27,091,832	24,395,817	4,072,991	4,047,756	(787,718)	(688,589)	52,884,229	50,204,112
Cost of sales	(20,787,357)	(19,806,697)	(23,160,319)	(20,470,558)	(3,605,230)	(3,402,313)	787,869	658,686	(46,765,037)	(43,020,882)
Gross profit	1,719,767	2,642,431	3,931,513	3,925,259	467,761	645,443	151	(29,903)	6,119,192	7,183,230
Selling, general and administrative expenses	(726,009)	(698,400)	(603,159)	(593,348)	(124,298)	(120,716)	(158,704)	(167,736)	(1,612,170)	(1,580,200)
Other operating income (expenses)	(32,832)	(74,900)	28,065	18,047	11,947	11,715	(102,138)	(130,392)	(94,958)	(175,530)
Depreciation and amortization	1,591,554	1,330,025	939,785	749,964	216,594	204,878	-	8,514	2,747,933	2,293,381
Adjusted EBITDA proportional to joint ventures and associate companies*	183,116	83,612	356,760	561,050	-	-	-	-	539,876	644,662
Tax credits/provisions recovery **	-	-	-	-	-	-	-	89,023	-	89,023
Adjusted EBITDA	2,735,596	3,282,768	4,652,964	4,660,972	572,004	741,320	(260,691)	(230,494)	7,699,873	8,454,566

*Adjusted EBITDA proportional to joint ventures and associate companies

Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	113,822	49,583	236,725	441,957	-	-	-	-	350,547	491,540
Depreciation and amortization proportional to joint ventures and associate companies	69,294	34,029	120,035	119,093	-	-	-	-	189,329	153,122
Adjusted EBITDA proportional to joint ventures and associate companies	183,116	83,612	356,760	561,050	-	-	-	-	539,876	644,662

** Tax credits/provisions recovery: includes other non-recurring items adjusted in EBITDA.

Supplemental information:
Net sales between segments	787,718	688,589	-	-	-	-	-	-	787,718	688,589

	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Investments in associates and joint ventures	1,172,015	1,373,663	2,873,724	2,848,654	-	-	-	-	4,045,739	4,222,317
Total assets	37,029,640	32,692,029	39,523,200	39,788,415	4,812,944	5,921,448	5,869,232	8,412,601	87,235,016	86,814,493
Total liabilities	8,249,820	10,040,090	3,677,598	3,468,797	1,237,983	1,361,551	19,331,579	13,770,269	32,496,980	28,640,707

	For the three-month periods ended		For the nine-month periods ended
Reconciliation of income before taxes to adjusted EBITDA for the period	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Income before taxes	1,435,964	1,798,674	3,664,580	5,098,028
Financial result, net	222,785	322,793	865,412	1,395,818
Income before financial income (expenses) and taxes	1,658,749	2,121,467	4,529,992	6,493,846
Depreciation and amortization	937,554	796,276	2,747,933	2,293,381
Results in operations with joint ventures	-	-	-	(808,367)
Impairment of financial assets	(50)	5,016	6,529	29,374
Recovery of Eletrobras compulsory loan	-	-	-	(100,860)
Impairment of assets	-	-	-	199,627
Equity in earnings of unconsolidated companies	(88,744)	(198,922)	(124,457)	(386,120)
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures and associate companies	162,018	161,730	350,547	491,540
Depreciation/amortization proportional to joint ventures and associate companies	67,331	54,834	189,329	153,122
Tax credits/provisions recovery	-	75,561	-	89,023
Adjusted EBITDA	2,736,858	3,015,962	7,699,873	8,454,566

The main products by business segment are:

- Brazil Segment: rebar, bars (including special bar quality), wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

- North America Segment: rebar, bars (including special bar quality), wire rod, structural shapes, wide flange beams and billets.

- South America Segment: rebar, bars, wires, wide flange beams and billets.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as selling, general and administrative expenses of corporate employees, other operating income and expenses and the related income tax effects of these amounts.

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		North America		South America (1)		Consolidated
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net sales	7,422,236	7,665,596	9,184,613	8,260,180	1,376,294	1,452,256	17,983,143	17,378,032

(1) Does not include operations of Brazil

Information by geographic area:

	For the nine-month periods ended
	Brazil		North America		South America (1)		Consolidated
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net sales	21,719,406	21,760,539	27,091,832	24,395,817	4,072,991	4,047,756	52,884,229	50,204,112

	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Non-current assets (2)	26,212,353	23,140,462	23,189,906	25,939,819	2,085,744	2,591,478	51,488,003	51,671,759

(1) Does not include operations of Brazil
(2) Does not include Deferred income taxes, Fair value of derivatives and Prepaid pension cost

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 23 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2024, considering the new composition of the business segments disclosed in note 2.1, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate as well as a combination of both, given their potential impacts on cash flows, where an increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 3,642 million; b) South America: R$ 1,247 million; and c) Brazil: R$ 5,026 million. On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 4,220 million; b) South America: R$ 1,326 million; and c) Brazil: R$ 5,592 million. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in a recoverable amount exceeding the book value as follows: a) North America: R$ 2,255 million; b) South America: R$ 1,149 million; and c) Brazil: R$ 3,803 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on September 30, 2025.

The Company will maintain over 2025 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact the economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

GERDAU S.A.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of September 30, 2025
(In thousands of Brazilian Reais – R$, unless otherwise stated)
(Unaudited)

NOTE 24 - SUBSEQUENT EVENTS

I) On October 29, 2025, the Board of Directors submitted a proposal regarding the advance payment of the mandatory minimum dividend stipulated in the Bylaws for the current fiscal year, to be paid in the form of Dividends, which will be calculated and credited to the positions held by shareholders on November 10, 2025, in the amount of R$ 555.2 million (R$0.28 per common and preferred share), with payment scheduled for December 11, 2025. This proposal was submitted to and approved by the Board of Directors on October 30, 2025.

II) On October 30, 2025, the Company's Board of Directors approved the early redemption of debt securities denominated as bonds, with a principal amount of up to US$ 500 million, with a coupon of 4.25% per year and maturity in 2030, issued by its subsidiary GUSAP III LP, under the terms and conditions set forth in the indenture, through the exercise of the "right of redemption," and authorized the Company and its subsidiaries GUSAP III LP, Gerdau Açominas S.A., and Gerdau Aços Longos S.A., as applicable, to (i) carry out all acts necessary for the implementation of the 2030 Bond Redemption, including the negotiation and execution of documents and any amendments; (ii) notify the respective bondholders; and (iii) take appropriate action with the trustee, the paying agent, the registrar, the transfer agent and other institutions involved, as well as any self-regulatory authorities or entities, in Brazil and abroad; and ratify all acts already performed by the members of the Boards of Directors of the Company, GUSAP III LP, Gerdau Açominas S.A. and Gerdau Aços Longos S.A., as applicable, in accordance with the matters above.

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